UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 March 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-13182, filed by United Utilities PLC on 20 February, 2001, as amended on 4 April, 2001, and into the prospectus that forms part of that Registration Statement. Pages 1 to 21 of this Form 6-K are hereby incorporated by reference into the United Utilities PLC’s Registration Statement on Form F-3 (File no. 333-13182).

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UNITED UTILITIES TRADING UPDATE

Introduction

United Utilities today issues an update on trading for the year ending 31 March 2003. The company will announce its preliminary results on 22 May 2003.

Commenting on the group's trading position, John Roberts, Chief Executive, said:

"Growth in our asset management services and customer management outsourcing businesses is expected to enable us to sustain the advance in overall profit. This is despite the anticipated reduction in profits in our licensed multi-utility operations business due to our regulatory price profiles and the acceleration of our capital programmes."

Trading for the year ending 31 March 2003

The group is on track to deliver results for the year ending 31 March 2003 in line with its expectations.

Licensed multi-utility operations

The licensed multi-utility operations business continues to deliver operating cost savings in line with its £480 million target for the current five-year regulatory period, representing an expected £80 million outperformance of the regulators' efficiency targets.

The water regulator has set United Utilities a target to deliver around 1,200 regulatory capital outputs through its AMP3 programme over the 2000-05 period, and by 31 March 2003, the business is expected to be ahead of the regulator's schedule.

As anticipated, operating profits in the second half of the year to 31 March 2003 are expected to be broadly similar to the first half, reflecting regulatory price profiles and increased operating costs resulting from the commissioning of assets under the AMP3 capital programme.

Asset management services

Operating profit for the full year is expected to continue the upward trend reported at the half year, as the period of start-up costs which accompanied last year's growth in turnover has come to an end.

United Utilities has recently been named as one of the preferred bidders to partner with Scottish Water to help deliver their £1.8 billion capital programme. Together with the Welsh Water and British Gas contracts, this is the third ground-breaking utility outsourcing contract won by United Utilities Contract Solutions, and represents an important further step in the development of the business.

Including the Scottish Water contract, United Utilities Contract Solutions’ order book now stands at over £2.5 billion.

Customer management outsourcing

As anticipated, revenues are expected to increase by around 14 per cent in the second half of the year, principally due to the mobilisation of the Westminster City Council and Department for Work and Pensions contracts.

Operating margins for the full year are expected to grow compared with last year, despite new contract mobilisation costs.

The UK contact centre operator, 7C, which Vertex acquired in December last year, has been successfully integrated into the business. Vertex is now pursuing a number of opportunities to utilise the low cost Indian contact centre capacity included in the acquisition.

Telecommunications

Business sales are expected to grow by around 20 per cent compared with last year. Overall revenues are expected to grow by almost 8 per cent, reflecting the change in Your Communications’ sales mix from premium rate services to higher margin business sales.

Operating losses are expected to fall as increased contributions from revenue growth offset the anticipated increase in depreciation charges following completion of the network.

Other financial

Net debt at the year-end is expected to be around £3.4 billion, an increase of around £350 million compared to the end of the previous financial year. The increase in net debt will lead to an increase in the net interest charge, although this has been mitigated by a reduction in average interest rates.

Goodwill amortisation is expected to be around £8 million for the year.

Exceptional items are expected to be broadly similar to the level reported at the half year.

The tax charge for the full year is expected to be around 20 per cent.

United Utilities’ Contacts:

John Roberts, Chief Executive 01925 237000

Simon Batey, Finance Director 020 7307 0300

Simon Bielecki, Investor Relations Manager 07810 157649

Alan Price, Head of Corporate and Financial Communications 020 7307 0300

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date:19 March, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
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